Exhibit 4.29

QUOTA PURCHASE AGREEMENT

by and between

t-systems international gmbh,

t-systems beteiligungsverwaltungs-
gesellschaft mbh

and

magyar tavkozlesi rt.

QUOTA PURCHASE AGREEMENT

by and between

T-Systems International GmbH

HahnstraBe 43d,
D-60528 Frankfurt am Main

a corporation organized and existing under the laws of the Federal Republic of
Germany

- hereinafter referred to as “T-Systems or Seller” -

T-Systems Beteiligungsverwaltungsgesellschaft mbH

HahnstraBe 43d,
D-60528 Frankfurt am Main

a corporation organized and existing under the laws of the Federal Republic of
Germany

- hereinafter referred to as “TS BV or Seller”-

(T-Systems and TS BV shall hereinafter collectively be referred to as the
“Sellers”)

and

Magyar Tavkozlesi Rt.

Krisztina krt. 55.,
H-1013 Budapest

a corporation organized and existing under the laws of Hungary

- hereinafter referred to as “Purchaser or Matav” -

relating to the quotas in
T-Systems Hungary Kft.

- hereinafter referred to as “the Company”-

(the parties to this Share Purchase Agreement being hereinafter referred to separately as “Party” and collectively as the “Parties”)

QUOTA PURCHASE AGREEMENT	INITIALS:

WHEREAS:

a)             T-Systems and TS BV hold all the issued and outstanding quotas of the Company;

b)            T-Systems and TS BV wish to sell and Purchaser wishes to purchase the Transfer Quotas in the Company subject to the terms and conditions herein;

c)             The Company will issue and Matav will acquire the Capital Increase Quote subject to the terms and conditions set forth herein;

d)            After Completion of the sale and purchase of the Transfer Quotas and the registration of the Initial Capital Increase
T-Systems will own 51% and Matav will own 49% of the then registered capital of the Company.

QUOTA PURCHASE AGREEMENT	INITIALS:

NOW THEREFORE the Parties agree as follows:

Article 1
Interpretation

1.1   In this Agreement and the Schedules to it:

“Affiliate”

Means in relation to any company, any person (i) who has the control, directly or through another Affiliate, of such company, (ii) in which such company has the control, directly or through another Affiliate, or (iii) under common control directly or through another Affiliate with such company;

“Assets”	Means all assets owned or used by the Company, including those reflected in the Accounts;

“Accounts”	The balance sheet of the Company, as the company surviving the merger of the Company and T-Systems Magyarorszag Kft (reg. no: 01-09-673123) as per 31 December 2003 attached as Schedule 1;

“Capital Increase Quota”

Means the new quota issued by the Company to Matav of the nominal value of HUF 81,690,000.00 (Eighty-one million six hundred and ninety thousand Hungarian Forints) representing 29% of the registered capital and the voting rights following the registration of the Initial Capital Increase, with identical rights and obligations as attached or accrued to the Transfer Quotas;

“Civil Code”	Means Act IV of 1959 on the Civil Code;

“Completion”	Means the fulfilment of all conditions described in Article 3 of this Agreement including the sale and purchase of the Transfer Quotas pursuant to this Agreement;

“Completion Date”	Means the date of Completion;

“Damages”	Means any and all damages, losses and costs but excluding indirect or consequential damages accrued either to the Purchaser or the Company;

“Dataware”	Means T-Systems Dataware Szolgaltato Korlatolt Felelossegu Tarsasag, registered under reg. no. Cg. 01-09-062879, and having its registered seat at 1097

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Budapest, Konyves Kalman korut 12-14. 3. em: being the wholly owned subsidiary of the Company;

“Encumbrances”

Means a mortgage, charge, pledge, lien, right of usufruct, depository receipt, option, restriction, right of first refusal, right of pre-emption, easement, lease, retention of title, any other third party right or interest, or any other encumbrance or security interest of any kind, or any other type of preferential arrangement (including, without limitation, any title transfer and retention arrangement) having similar effect with the exception of any restrictions under the Company’s Articles and applicable law;

“Initial Capital Increase”

Means the capital increase in the company by HUF 81,690,000.00 (Eighty-one million six hundred and ninety thousand Hungarian Forints) for a total subscription price of HUF 2,000,000,000.00 (Two billion Hungarian Forints) of which amount HUF 1,918,310,000.00 (One billion nine hundred and eighteen million three hundred and ten thousand Hungarian Forints) shall be paid to the capital reserve of the Company;

“Interim Period”	as defined in Article 5 of this Agreement;

“Pre-Completion”	Means the fulfilment of all conditions described in Article 2 of this Agreement required for realisation of the Initial Capital Increase;

“Pre-Completion Date”	Means the date of Pre-Completion;

“Purchase Price”	Means the purchase price defined in Article 4 hereunder;

“Quotaholders’ Agreement”

Means the Quotaholders’ Agreement to bo entered into by and between T-Syslerns and Purchaser regarding the management and operation of the Company subsequent to acquiring the Transfer Quotas and the Capital Increase Quota by Purchaser, and T-Systems and Purchaser becoming the two quotaholders of the Company;

“Registration Date”	Means the date when the Initial Capital Increase is duly registered by the Court of Registration;

“Third Party”	Means any legal or natural person other than the Quotaholders;

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“Transfer Quotas”

Means collectively the quota including the T-Systems Quota and the TS BV Quota, to be purchased by Matav and sold separately by the Sellers to Matav in accordance with this Agreement; having the nominal value of HUF 56,338,000.00 (Fifty-six million three hundred and thirty-eight thousand Hungarian Forints), and representing 20% of the registered capital and the voting rights after the registration of the Initial Capital Increase;

“Signing Date”	Means the date on which all Parties have duly signed this Agreement; or if the Parties sign this Agreement not at the same time, when the Party who last signs this Agreement duly signed it;

“Tax”

Means all taxes or similar fees, with respect to, among others, income, sales and use of real and movable property, premiums, payroll and excise and all penalties, interest, additions and assessments with respect thereto, as well as all duties, with holdings, imposts; imposed by any local, municipal, governmental, state, federal, or other official body in the Republic of Hungary or elsewhere where the Company operates and which the Company becomes liable to pay;

“Total T-Systems Quota”

Means the total of T-Systems’ quota held in the Company prior to this Agreement having the nominal value of HUF 199,900,000.00 (One hundred and ninety nine million nine hundred thousand Hungarian Forints) and representing 99.95% of the registered capital of the Company before the registration of the Initial Capital Increase;

“TS BV Quota”

Means the quota held by TS BV in the Company’s registered capital, having the nominal value of HUF 100,000 (one hundred thousand Hungarian Forints) and representing 0.05% of the registered capital of the Company before the registration of the Initial Capital Increase;

“T-Systems Quota”

Means the quota held by T-Systems in the Company’s registered capital, having the nominal value of HUF 56,238.000.00 (Fifty-six million two hundred and thirty-eight thousand Hungarian Forints), from the Total T-Systems Quota;

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“Warranties”	Means the representations and warranties set referred to in Article 7.1 and set out in Schedule 7.1 given by Sellers and “Warranty” shall be construed accordingly;

“Warranty Breach”

Means any event of fact which causes a warranty to be untrue or mis leading or being breached as of the date of the Agreement, irrespective of whether said breach is attributable in any way to the Sellers or the Sellers being in any way liable for said breach, i.e. regardless of any culpability (“felrohatosag”) of the Sellers.

1.2           In this Agreement, unless otherwise specified:

a.             references to articles, paragraphs, and Schedules are to articles, sub- articles, paragraphs, sub-paragraphs of, and Schedules to this Agreement;

b.             a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be amended, modified or re-enacted except to the extent that any amendment or modification made after the date of this Agreement would increase or alter the liability of Sellers under this Agreement;

c.             headings to clauses and Schedules are for convenience only and do not affect the interpretation of this Agreement;

d.             where in this Agreement any word or phrase in the Hungarian language has been inserted in the text after any word or phrase, this Agreement shall be construed as if the meaning of such English language word or phrase is the meaning which the laws of Hungary attribute to such Hungarian wording.

Article 2
Pre-Completion: Initial Capital Increase

2.1           The signing of this Agreement and, thus, the Initial Capital Increase and the sale and purchase of the Transfer Quotas is conditional upon the following condition precedent being satisfied or waived prior to the Signing Date in accordance with this Article:

2.1.1        Sellers having obtained written approval to enter into this Agreement in accordance with its terms from the relevant boards of their parent company Deutsche Telekom AG;

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2.1.2.       Purchaser and T-Systems have finalised and signed (i) the Strategic Partnership Agreement to be concluded between the Company and Purchaser, and (ii) the ICSS- Strategic Partnership Agreement, to be concluded between T-Systems and Purchaser.

2.2           In accordance with the terms of this Agreement, Purchaser hereby agrees to acquire the Capital Increase Quota and pay HUF 2.000,000,000.00 (Two billion Hungarian Forints) total subscription price not later than 5 (five) business days after the Pre-Completion Date in accordance with the Quotaholders’ Resolutions in Section 2.3.2 of this Agreement.

2.3           The Pre-Completion of this Agreement shall take place subject to the following conditions being satisfied or waived on or prior to the Pre-Completion Date, in accordance with this Article:

2.3.1        Sellers as Quotaholders shall validly pass the following Quotaholders’ Resolutions not later than the 5 (fifth) business day from the Signing Date and shall present to Purchaser original copies thereof:

a.             Approving the Initial Capital Increase;

b.             Sellers waiving their statutory preference rights for the Capital Increase Quota;

c.             Sellers appointing the Purchaser to acquire the Capital Increase Quota;

d.             Approving Version A of the Articles of Association of the Company which shall exclusively be amended with respect to the Initial Capital Increase as attached as Schedule 2.5;

e.             Instructing the management of the Company to modify the quota holders” list of the Company in accordance with the Initial Capital Increase and to ensure the filing of the appropriate application with the Court of Registration; and

f.              the Company concluding the employment contract regarding the third managing director of the Company appointed by Matav.

2.3.2        Matav shall (1) make a statement declaring the fact of the acquisition of the Capital Increase Quota and acknowledging that the provisions of Version A of the Articles of Association shall be binding upon it and (ii) present to the Sellers an original copy of said statement.

2.4           The Parties shall notify each other of fulfilment of the conditions contained in Section 2.3 without delay, on or prior to the Pre-Completion Date.

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2.5           Sellers undertake to procure that the management of the Company shall fits the proper application for registration of the Initial Capital Increase not later than 2 (two) business days as from the date on which the amount of the subscription price has been credited to the Company’s bank account (Account Nr.13700016-04136019 at ING Bank Rt., Budapest).

Article 3
Completion: Safe and Transfer of Transfer Quotas

3.1           Subject to and in accordance with the terms of this Agreement, Sellers hereby sell and the Purchaser hereby buys the Transfer Quotas, including all rights and obligations attaching or accruing to the Transfer Quotas, Free of any and all Third Party Rights.

3.2           Sellers hereby undertake to transfer at the Registration Date to Purchaser the Transfer Quotas and Purchaser undertakes to accept the Transfer Quotas as of the Registration Date.

3.3           Title to and the risk in the Transfer Quotas shall pass from Sellers to Purchaser as of the Registration Date.

3.4           The Completion of this Agreement shall take place subject to the following conditions being satisfied or waived on or prior to the Completion Date in accordance with this Article;

a.             The Initial Capital Increase being duly registered by the Court of Registration;

b.             Sellers adopting a valid quotaholders’ resolution on splitting-up the Total T-Systems Quota in order to create the T-Systems Quota, and presenting to Purchaser an original copy thereof:

c.             Sellers and the Company state that neither of them intend to exercise their statutory pre-emptive rights regarding the T-Systems Quota and the TS BV Quota respectively, and instructing the management of the Company to modify the quotaholders’ list of the Company in accordance with she safe and purchase of the Transfer Quotas and to ensure the Filing of the appropriate application with the Court of Registration; and presenting to Purchaser an original copy of each related declaration;

d.             Purchaser and T-Systems signing Version B of the Articles of Association as required by the Quotaholders’ Agreement and attached

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as Schedule 3.4 hereto, and presenting to Purchaser an original copy thereof;

e.             The managing directors of the Company signing the new quotaholders’ list of the Company indicating the Purchaser as the owner of the Transfer Quotas and the Capital Increase Quota, and presenting an original copy thereof to Purchaser;

f.              Sellers adopting a valid quotaholders’ resolution on appointing the third managing director of the Company, nominated by Purchaser according to the Quotaholders’ Agreement; and presenting to Purchaser an original copy thereof;

3.5           The Parties shall notify each other about fulfilment of the conditions contained in Section 3.4 without delay, on or prior to the Completion Date.

3.6           Sellers undertake to procure that the management of the Company shall file the proper application for registration of the Transfer of Quotas not later than 2 (two) business days as from the date on which the amount of the Initial Purchase Price (as defined in Article 4 herein) has been credited to the Company’s bank account.

Article 4
Purchase Price

4.1           The Purchase Price is consisting of two components: the payment of the initial purchase price (the “Initial Purchase Price”) and the payment of an earn-out (the “Earn-Out”).

4.2           The Initial Purchase Price for the Quotas shall be HUP 1,430,000,000.00 (One billion four hundred and thirty million Hungarian Forints).

4.3           In addition to the Initial Purchase Price, the Purchaser shall pay an Earn-Out in accordance with the formula set forth below:

4.3.1        The aggregate Earn-Out to be paid by Purchaser shall be capped at a maximum amount of HUF 490,000,000.00 (Four hundred and ninety million Hungarian Forints) (the “Earn-Out-Cap”).  The Earn-Out-Cap shall be paid by Purchaser if the commonly defined targets of the Earn- Out (the “Targets”) as described below are all fully reached.

4.3.2        The respective period for determining the achievement of the Targets (the “Target-Period”) is the business year 2005 and the business year 2006.  Target 1 is the order-entry of the Company,  Target 2  is the revenue of the Company and Targets is the EBIT of the Company. The achievement of each of the Targets shall be determined independent

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from the others and will be weighted each with one third in respect to the Earn-Out-Cap. Schedule 4.3.2 shows the cases in which a respective Target have been fully reached. In case the Targets have not been fully reached the percentage has to be determined in line with the Calculation Scheme Schedule 4.3.2. When calculating the achievement of the Targets no effects of the Definitive Agreements may be considered as achievement. The effects of the Definitive Agreements includes without limitation (i) all the outsourcing deals between the Parties, (ii) other orders from Purchaser to the Company in the framework of the Strategic Partnership between the Purchaser and the Company and (iii) two third (2/3) of all the effects or the accounts jointly managed by the Purchaser and the Company.

4.3.3        The achievement of every Target shall be determined solely within 2 (two) months from audited figures presented by the Sellers to Purchaser. In the event of any delay of determination of a respective Target attributable exclusively to Purchaser, Purchaser will pay to the Sellers interest for the outstanding Earn-Out in the amount of BUBOR +1% (or, if the then valid currency in Hungary is Euro, EURIBOR +1%).

4.3.4        The achievement of the Target2 and Target3 shall be determined on basis or the accounts for 2005 and 2006 testified by the auditor of the Company; the achievement of Target1 shall be determined on basis of the Order-Entry/Order-Backlog-Guideline as attached as Schedule 4.3.4 hereto. In case of any dispute between the Parties regarding interpretations of the Order-Entry/Order-Backlog-Guideline the responsible key employee of Controlling Deutsche Telekom AG shall act as a mediator and shall determine the achievement of Target1 on basis of the Order-Entry/Order-Backlog-Guideline.  This final determination is binding on the Parties.

4.4           The components of the Purchase Price shall be paid by Purchaser through wire transfer in whole into the bank account No. 3419462-00 HUF of T-Systems at Deutsche Bank AG, Friedrichshafen (BLZ 65070084, Swift-Code DEUTDESS651).

a.             with respect to the Initial Purchase Price component within 10 (ten) business days from the Completion Date;

b.             with respect to the Earn-Out component within 10 (ten) business days after the amount of the Earn-Out has been mutually agreed and determined in written form duly signed by the Parties. In the event of any delay in payment attributable exclusively to Purchaser, Purchaser will pay to the Sellers late payment interest in the rate defined by the Hungarian Civil Code with its reference to the public interest rate.

4.5           The respective Purchase Price shall be deemed paid when credited to Seller’s account.

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Article 5

Interim Period

5.1           Obligations of the Sellers

5.1.1        During the period between the date when the total subscription price defined in Section 2.2 hereof has been credited to the Company’s account and the Registration Date (the “Interim Period”) the Seller shall procure that the Company

a.             shall carry on its business in the ordinary and usual course in accordance with all legal requirements, and there shall be no interruption or alteration in the nature, scope or manner of the Company’s business;

b.             shall comply with and maintain in all material respects, all licenses, consents and authorisations, the cancellation, revocation or non-renewal of which would have an adverse effect on the business of the Company;

c.             shall take all reasonable steps to preserve and protect its business and assets and shall not remove any of its physical assets or otherwise encumber or dispose of any material assets save in the ordinary and usual course of business;

d.             shall not sell or otherwise dispose above any stake that the Company has in other business associations without the prior written consent of the Purchaser (except for the winding up of Dataware);

e.             shall settle all debts incurred in the ordinary and usual course of business within the applicable periods of credit;

f.              shall not enter into any transaction with the Sellers and members of the Sellers’ Group without the prior written consent of the Purchaser;

g.             shall not enter into, terminate or amend any contract, transaction or arrangement by the Company that is material (material in this context means any contract, transaction or other arrangement which exceeds a net value of HUF 12 Mio. per calendar year) for performing the Company’s business without the prior written consent of the Purchaser; and

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h.             shall operate in a manner not to give rise and in general to avoid any adverse change in the business and general operations or status of the Company (financially or otherwise) occurring or threatening.

5.1.2        Furthermore, the Sellers shall procure that none of the following occur during the Interim Period:

a.             the creation, or issue of any quota in the Company, the rearrangement or modification of any quota in the Company or any rights attached thereto;

b.             the increase or decrease of the registered capital of the Company other than the Initial Capital increase;

c.             appointment or recall of any Managers or members of the Supervisory Board of the Company, or the Company’s auditor other than provided for in Section 2.3.1. d hereof;

d.             declaration, payment or making any dividend, interim dividend or other distribution or doing or allowing to be done anything which renders the Company’s financial position less favourable than at the date of this Agreement;

e.             any modification of the Company’s Articles of Association and other corporate documents, by-laws, rules and policies other than modifications provided for in Sections 2.5 and 3.4 hereof;

f.              the adoption of any resolution or decision (on or out of the Quotaholders’ meeting) or making any action or failure which negatively affects the value of the Transfer Quotas; and

g.             any adverse change in the Company’s enterprise value.

5.2.          Co-operation of the Parties during the Interim Period

5.2.1        The Parties agree to cooperate with one another in order to, and to ensure that the Company observes their goal, to achieve the expeditious registration of the Initial Capital Increase. The Sellers shall procure that the Company shall notify each of the Parties immediately (but not later than within 2 (two) business days of its receipt) of any notice, request for additional filing or an order rejecting the registration of the Initial Capital Increase without allowing any additional filing received from the Court of Registration. The Parties shall then sit together in order that the Company complies to the fullest extent and as soon as possible with the notice or the request of the Court of Registration. In order to support the co-operation of the Parties, the

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lawyers of each Party shall discuss and agree on all documents to be submitted to the Court of Registration.

5.2.2        The Parties agree that if the Court of Registration requests that an amendment be made in the Articles of Association with respect to the Initial Capital Increase, will jointly seek to amend it, but only as far as requested by the Court of Registration and at all times ensuring, inasmuch as legally possible, to preserve the original meaning of the text and the intention of the Parties. If however, the Parties consider that the Court of Registration would refuse to accept any of the provisions of the Articles of Association (or the Court of Registration in fact refuses the registration of any provision), they will remove those provisions from the Articles of Association and include it in the Quotaholders’ Agreement.

Article 6
Post Completion

6.1           On the Completion Date Sellers shall cause the Company’s managing directors appointed by Sellers to give on behalf of the Company a power of attorney to a legal counsel specified by Purchaser, who shall take care of reporting and registration of the acquisition by Purchaser of the Quotas.

6.2           As and when requested by Purchaser or Sellers following Completion Sellers or Purchaser, as the case may be, shall take or procure the taking of all actions and execute or procure the execution of all such further documents, deeds, forms, assignments, transfers, assurances and other things as may be required by any laws or Purchaser or Sellers, as the case may be, may reasonably consider necessary or appropriate to give full effect to the transactions contemplated in this Agreement,  or any ancillary documents executed pursuant hereto.

6.3           Subject to Article 1.3.1 Sellers shall provide or procure to be provided to Purchaser all information in their possession or under their control as Purchaser shall from time to time reasonably require (both before and after Completion) in connection with the business and affairs of the Company and will give or procure to be given to Purchaser and its advisers such reasonable access (including the right to take copies) to all records.

6.4           If Matáv fails to pay the Initial Purchase Price in part or in whole within 30 days from the Completion Date, Sellers shall be entitled to rescind this Agreement. The Parties state that they are aware of the legal consequences of exercising the right of rescission under Hungarian law, according to which the status shall be restituted as it was prior to the Signing Date.

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6.5           If the registration of the Initial Capital Increase has not taken place within 4 (four) months from the Pre-Completion Date due to any fact which is not attributable to the Purchaser, Matáv shall be entitled to rescind this Agreement with the consequences specified in Section 6.4.

Article 7
Sellers’ Warranties

7.1           Sellers hereby represent and warrant to Purchaser that each of the Warranties set out in Schedule 7.1 to this Agreement is true and accurate in all respect as of the Signing Date and the Completion Date.

7.2           Each of the Warranties shall be construed as a separate and independent warranty and save where provided to the contrary shall not be limited or restricted by reference to or inference from any other terms of this Agreement or any other Warranty.

7.3           The Parties acknowledge and confirm that Purchaser and its advisers have conducted a due diligence review with respect to the Company, based on (i) the documents made available to the Purchaser in the data room established by T-Systems and the Company and made available to Purchaser between 25-28 February 2003 and 17-20 February 2004 at the seat of the Company, (ii) the information provided on the management interviews of 27 March 2003, 18 and 24 February 2004 with certain executives of the Company and (iii) the written responses provided by the Company to the Purchaser’s written questions related to the reviewed documents. Purchaser acknowledges that it is not aware of any Warranty Breaches at the date of executing of this Agreement.

7.4           Each Party shall provide to the other after Signing Date all such information and documentation which the other Party shall reasonably require to enable it to satisfy itself as to the accuracy and due observance of the Warranties.

Article 8
Purchaser’s Warranties

6.1           Purchaser hereby represents and warrants that:

a.             It has been duly incorporated and is validly existing and has the requisite power and authority to enter into this Agreement and perform its obligations hereunder;

b.             Neither the execution of this Agreement by Purchaser nor the consummation of the transaction as contemplated by this Agreement will violate, conflict with or result in the breach of any term, limitation in or provision of, or constitute a default under the constitutional

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documents of Purchaser or violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Purchaser.

Article 9
Extent of Sellers’ liability

9.1           In the event of a Warranty Breach, Purchaser shall give written notice of said breach to T-Systems within 30 (thirty) days of becoming aware of the Warranty Breach.

When Purchaser notifying T-Systems of a Warranty claim, it must include in the notice the relevant facts in reasonable details and may not withhold any information necessary to enable T-Systems to become aware of the Warranty claim and to perform their obligations hereunder (except if those information are available to Sellers).

9.2           Purchaser shall be entitled to elect in respect of any such Warranty Breach either

9.2.1        to endeavour to resolve it at its own cost and without any liability on the part of the Sellers, with good faith and in accordance with good industry practice, in which case Purchaser must inform the Sellers on any action made and must consider any reasonable proposals thereof; or

9.2.2        to refer it to T-Systems who shall be responsible at its own expense for resolving the same; whereupon T-Systems shall be offered the opportunity to remedy such Warranty Breach during a reasonable period of time specified by Purchaser, but not less than 14 (fourteen) calendar days, following the notification of T-Systems by Purchaser of the Warranty Breach, provided that said Warranty Breach may at all be remedied. If T-Systems fails to remedy the Warranty Breach within said reasonable period. Purchaser may require that T-Systems indemnify Purchaser and hold Purchaser harmless from and against the actual Damage sustained due to the Warranty Breach.

9.3           The time period during which a claim for indemnification may be asserted under this Agreement by Purchaser for Warranty Breach (the “Claims Period”) shall commence on the Completion Date and shall terminate as follows:

a.             with respect to a Warranty Breach related to a Warranty contained in Sections 1-15 and 18-19 of Schedule 7.1 the Claims Period shall continue until two (2) years after the Completion Date; and

b.             with respect to a Warranty Breach related to a Warranty contained in Sections 16 and 17 of Schedule 7.1 the Claims Period shall continue

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until six (6) months after the expiry of the periods allowed by applicable laws for carrying out any investigation and making an assessment of the liability (including additional assessments, levies and/or penalties).

9.4           No amount shall be paid by Sellers in respect of any claim for Warranty Breach, except to the extent and in as far that:

a.             the amount of each single claim is equal to or exceeds EUR 10,000.00 (Ten thousand Euros) (“de-minimis-threshold”); or

b.             the amount of all claims together is equal to or exceeds EUR 30,000.00 (Thirty thousand Euros) (“basket”).

In case the basket has been exceeded, Purchaser is only entitled to claim indemnification in the exceeding amount of the basket.

9.5           The maximum aggregate liability of T-Systems in respect of the Warranties shall not exceed 33% of the Purchase Price. For the purposes of this section 9.5 the Purchase Price means the aggregate of the Initial Purchase Price, plus the maximum amount of the Earn Out, plus the Initial Capital Increase.

9.6           In calculating Sellers liability for any Warranty Breach, such liability shall be reduced by the sum of the following economic benefits, in any, pertaining to that Warranty Breach:

a.             any amount paid by a third party to Purchaser, including without limitation any amount recovered or actually recoverable under an insurance policy by Purchaser, or to the extent the Damage occurs within the Company, to the Company with respect to the matter to which such Warranty Breach relates;

b.             the net present value of any payment actually received or certain to be received or any reduction of an amount due and payable actually obtained or certain to be obtained, pursuant to any applicable tax legislation; or

c.             to the extent that a claim can be made in respect of a Warranty Breach relating to taxes or indemnities relating to taxes, the amount of future tax savings following such Warranty Breach available to Purchaser or any Affiliate of the Purchaser, or to the extent the damage occurs within the Company, to the Company.

9.7           Warranty claims can only be made against Sellers. Purchaser shall not be entitled to make any claim regarding a Warranty Breach:

a.             for any indirect or consequential loss (including loss of profit);

b.             to the extent that provision or allowance for the matter or liability which would otherwise give raise to the claim in question has been made in

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the Accounts or is otherwise taken account of, or reflected in the Accounts;

c.             to the extent that the claim arises as a result of any changes made in agreement with the Purchaser after the Signing Date in the accounting policies or practices upon which the Company values its assets;

d.             to the extent that the claim arises directly or indirectly as a result of any voluntary act or omission by Purchaser or any Affiliate of Purchaser after Completion;

e.             if it would not have arisen but for a change in legislation made after the date of this Agreement (whether relating to taxation, rates of taxation or otherwise) whether or not that change, amendment or withdrawal purports to be effective retrospectively in whole or in part and whether or not anticipated;

f.              to the extent that the claim was recoverable under a policy of insurance had Purchaser maintained in force with insurance cover similar to that current at Signing.

The Parties agree, that Sellers will be free from any liability if Sellers can prove that the Purchaser was aware of the defect of performance at Completion Date.

If Purchaser becomes aware of a matter which could give rise to a Warranty Claim, Seller shall not be liable in respect of it unless notice of the relevant facts in reasonable details is given by Purchaser to T-Systems as soon as reasonably practicable and in any event within 30 calendar days of Purchaser becoming aware of those facts.

9.3           If the claim for Warranty Breach in question is a result of or is in connection with a liability or alleged liability to a Third Party:

a.             Purchaser shall take such action to avoid, resist, appeal, compromise or contest the liability as may reasonably be requested by Sellers and Purchaser shall not admit liability in respect of, or compromise or settle the matter, without the prior written consent of Sellers; except if such action would cause even greater damages than the Warranty Breach itself; and

b.             Sellers shall be entitled to have the conduct of any appeal, dispute, compromise or defence of the dispute and of any incidental negotiations but at their expense; while Purchaser shall be entitled to be fully involved and consulted in the conduct of any such appeal, dispute, compromise or defence of the dispute and of any incidental negotiations - at its expense - and all reasonable proposals of Purchaser must be considered by Sellers; and

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c.             Purchaser shall make available to Sellers and such other members of Sellers’ Group all such information as Sellers may reasonably require for avoiding, disputing, resisting, appealing, compromising or contesting any such liability.

9.9           The above limitations set out in this Article 9 shall not apply to any breach of undertakings related to Dataware set out in Article 10 below.

9.10         T-Systems shall have sole liability for any and all breaches of this Agreement, including any Warranty Breach, and for any and all payments or actions to be performed by Sellers under or in connection with this Agreement.

9.11         Purchaser expressly acknowledges and agrees that the Purchase Price and the overall terms and conditions of this Agreement constitute due compensation for Sellers aforesaid limitation of liabilities.

9.12         Apart from the Warranties set out under Section 7 Sellers do not undertake any liability, responsibility or warranty regarding the subject matter of this Agreement.

Article 10
Undertakings related to Dataware

10.1         Sellers represent and warrant that no circumstances exist regarding the Company being the sole quotaholder of Dataware that could financially or otherwise result in any costs, expenses, losses or damages, or could represent any financial, reputation or other kind of risk to the Company or Purchaser either prior or subsequent to the acquisition by Purchaser of the Transfer Quotas in the Company; and none of the above are or could be foreseen or is threatening.

Sellers declare that in the course of the Due Diligence procedure in 2003 they informed Purchaser about any and all material facts and circumstances that is related to and bears any relevance regarding the existence and operations of Dataware and any actual or potential effect thereof on the Company or Purchaser either prior or subsequent to the acquisition by Purchaser of the Transfer Quotas in the Company.

10.2         Other than as discussed in advance, disclosed in the Due diligence procedure and with and approved by Purchaser and with a view to such action serving the rightful business interests, profitability and prosperity of the Company, the Company has not taken over and Dataware has not transferred to the Company in any manner any assets, employees or contracts, neither any financial, contractual legal or other obligations or liabilities of whatever nature existing towards any person or entity and the Company has no outstanding obligation or liasility vis-a-vis Dataware, or any third party for or on behalf of Dataware; and will not do so subsequent to signing this Agreement without the

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prior written consent of Purchaser. Sellers also represent and warrant that the above respectively applies to and is true in all respect regarding any of the above in the other way around, in the relations from the Company to Dataware.

10.3         Sellers hereby undertake that they shall cause Dataware and ensure that Dataware will not, either on its own account or in conjunction with or on behalf of any other person or entity.

10.3.1      neither directly nor indirectly, whether as shareholder, partner, agent or otherwise, carry on or be engaged, concerned or interested in carrying on in Hungary any new business or activities as from the Signing Date similar or identical to those pursued by the Company and Purchaser and thus, shall not compete or attempt to compete in any respect with the Company and Purchaser;

I0.3.2       canvass, solicit or approach or cause to be canvassed, solicited or approached any person who shall at any time within the year preceding the signing of this Agreement have been a client or customer, prospective client or customer, representative or agent of the Company or Purchaser or in the habit of dealing with the Company or Purchaser for the purpose of offering to that person services which are of the same type as or similar to any services supplied or activities pursued by the Company or Purchaser or enter into any contract with or accept business from any such person in relation to any such services and activities;

10.3.3      interfere or seek to interfere with the continuance of supplies to the Company or Purchaser from any person who shall at any time within one year preceding the date of signing this Agreement have been a supplier of goods or services to the Company or Purchaser if such interference causes or would be likely to cause that supplier to cease supplying or materially to reduce or alter the terms of its supply of such goods or services to the Company or Purchaser;

10.3.4      solicit or entice away or attempt to solicit or entice away from the Company or Purchaser, offer employment to or employ, or offer to conclude any contract of services or otherwise be engaged with the aim of providing work for the Company or Purchaser with any person who is at the date of signing this Agreement or who was at any time during the period of six months immediately preceding said date employed in a managerial, supervisory, technical or sales capacity by, or engaged as a consultant to, the Company or Purchaser (whether or not such person would commit a breach of contract by reason of leaving such employment or engagement);

10.4         Sellers undertake that they shall indemnify and hold Purchaser harmless against and shall promptly and duly reimburse in full any and all costs.

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expenses, losses or Damages directly related to the above representations and declarations in Article 10 herein qualifying untrue or any breach whatsoever of the above undertakings and obligations, that is accrued to the Company or the Purchaser directly. A direct Damage to the Purchaser excludes any consequential losses resulting out of a direct Damage in Dataware. The above indemnity obligation of Sellers is regardless of any culpability and knowledge thereof and whether those are attributable to any negligence, failure or omission of Sellers or any third Party. However, Parties acknowledge that Seller shall not indemnify either Purchaser or the Company against consequential damages (e.g. loss of profit) under this Section.

Article 11
Entire Agreement

11.1         This Agreement and all annexes thereto and any other documents referred to in this Agreement (the “Share Purchase Documents”) constitute the whole and only agreement between the Parties relating to the sale and purchase of the Quotas. This Agreement can only be amended by mutual prior written consent between the Parties, which consent shall not be upheld unreasonably.

11.2         Except to the extent repeated in any of the Share Purchase Documents, the Share Purchase Documents supersede and extinguish any pre-contractual statement.

11.3         Purchaser shall not have any right of action against Sellers arising out of or in connection with any pre-contractual statement except to the extent that such pre-contractual statement is related in the Share Purchase Documents.

11.4         For the purpose of this Article, “pre-contractual statement” means a draft, agreement,  undertaking,  representation,  warranty,  promise,  assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of any of the Share Purchase Documents made or given by a Party to any of the Share Purchase Documents or any other person at any time prior to the date of this Agreement.

Article 12
Notices

12.1         A notice under this Agreement shall only be effective if made by fax or letter.

12.2         Notices under this Agreement shall be sent to a Party at its address or fax number and for the attention of the individual set out below;

Sellers	T-Systems International GmbH
Attention: Alexander Brencdecke D-70771 Leinfelden-Echterdingen,

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Fasanenweg 5 Fax number: +49 711 972 99015

Purchaser	Magyar Tavközlési Rt. Attention: András Balogh Chief Strategist. Executive Director 1541 Budapest, Krsztina kit 55, Fax number: + 36 1 458 73 55

With copy to	Magyar Tavkózlési Rt. Attention: Tamás Morvai Director 1541 Budapest, Krisztina krt. 55. Fax number: + 36 1 458 70 25 provided that a Party may change its notice details on giving written notice to the other Party of the change in accordance with this Article.

12.3         Any notice given under this Agreement shall, in absence of earlier receipt, be deemed to have been duly given as follows:

a.             if delivered personally, on delivery;

b.             if sent by registered mail, four business days after the date of posting; or

c.             if sent by fax, when transmission has been successfully completed.

Article 13
Announcements

13.1         No announcement concerning the sale of the Quotas or any ancillary matter shall be made by any Party or the Company without the prior written approval of Purchaser and Sellers.

13.2         Notwithstanding Article 13.1, either Parly may, after consultation with the other Parties make an announcement concerning the sale of the Quotas or any ancillary matter if required by:

a.             law;

b.             any securities exchange or regulatory or governmental body to which that Party is subject or submits, wherever situated, whether or not the requirement has the force or law.

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in which case the Party concerned shall take all such steps as may be reasonable and practicable in the circumstances to agree the contents of such announcement with the Party before making such announcement.

13.3         The restrictions contained in this Article shall apply without limit in time.

Article 14
Confidentiality

14.1         Without limitation of the preceding Article, each Party shall treat as confidential all information received or obtained as a result of entering into or performing this Agreement, its specific provisions as well as the negotiations that related to this Agreement.

14.2         Notwithstanding the other provisions of this Article, a Party may only disclose confidential information:

a.             if and to the extent required by the law of any relevant jurisdictions;

b.             if and to the extent required by existing contractual obligations: provided that the receiving third party is bound by appropriate confidentiality obligations;

c.             if and to the extent required by any securities exchange or regulatory or governmental body to which that Party is subject or submits, wherever situated, including (amongst other bodies) the stock exchange, whether or not the requirement for information has the force of law;

d.             if and to the extent required to vest the full benefit of this Agreement in that Party;

e.             to its professional advisers, auditors and bankers;

f.              if and to the extent the information has come into public domain through no fault of that Party; or

g.             if and to the extent the other Party has given prior written consent to the disclosure.

Any information to be disclosed pursuant to paragraphs a, b or c shall be disclosed only after consultation with the other Party and only the minimum amount of information required to comply with such request shall be released.

14.3         The restrictions contained in this Article shall continue to apply without limit in time.

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Article 15 - Costs and Expenses

15.1         Each Party shall pay its own costs and expenses in relation to the negotiations leading up to the sale and purchase of the Transfer Quotas and the Initial Capital Increase and the preparation, execution and carrying into effect of this Agreement and all other documents referred to in it.

15.2         The costs of executing this Agreement shall be borne by the Company as the Joint Venture of the Parties.

Article 16
Invalidity and waiver

16.1         If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement, or the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

16.2         Sellers and Purchaser each hereby waive the right to rescind or dissolve this Agreement, except for the right of rescission of the Parties in Sections 6.4 and 6.5 and except for the Purchaser, if any circumstances make impossible the acquisition of full and proper title to the Quotas.

Article 17
Choice of Governing Law

This Agreement shall be governed by and construed in accordance with the Hungarian law.

Article 18
Arbitration

18.1         All disputes arising in connection with the present contract, or further contracts resulting therefrom, shall be referred to and finally settled by the Permanent Arbitration Court attached to the Hungarian Chamber of Commerce and Industry, which shall act in accordance with its own rules of procedure.

18.2         The arbitral tribunal shall be composed of three arbitrators, from which Sellers collectively shall be entitled to appoint one and Purchaser shall be entitled to appoint one, and the two so appointed arbitrators shall appoint the third arbitrator who shall be the chairman.

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18.3     The place of arbitration shall be Budapest.

18.4     The arbitration procedure shall be conducted in the English language.

Schedules:

Schedule 1:	Accounts
Schedule 2.5:	Version A of Articles of Association
Schedule 3.4:	Version B of Articles of Association
Schedule 4.3.2:	Achievement of Targets
Schedule 4.3.4:	Order-Entry/Order-Backlog-Guideline
Schedule 7.1:	Warranties

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Thus agreed and signed in threefold:

Budapest, July 15, 2004	Budapest, July 9, 2004

For and behalf of	For and behalf of

T-Systems International GmbH	Magyar Távközlési-Rt.

/s/ Michael Hofmann	/s/ Straub Elek	[SEAL]
MICHAEL HOFMANN	STRAUB ELEK
Chairman and Chief Executive Officer

/s/ Wilfried Peters	/s/ Balogh Andra’s
WILFRIED PETERS	BALOGH ANDRA’S
Chief Strategist, Executive Director

Budapest, July 14, 2004

T-Systems Beteiligungsverwaltungsgesellschaft mbH

/s/ Anne Monnich
ANNE MONNICH

/s/ Sunita Saxena
SUNITA SAXENA

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